Exhibit 99.1

THE TORONTO-DOMINION BANK

EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,

PREFERRED SHARES CLASSIFIED AS EQUITY, AND LIABILITIES FOR

PREFERRED SHARES AND OTHER EQUITY INSTRUMENTS AND CAPITAL TRUST SECURITIES

FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2021

TD Bank Group (“TD” or the “Bank”) dividend requirements on all its outstanding preferred shares and other equity instruments in respect of the twelve months ended October 31, 2021 and adjusted to a before-tax equivalent using an effective tax rate of 21.2% for the twelve months ended October 31, 2021, amounted to $316.2 million. The Bank’s interest and dividend requirements on all subordinated notes and debentures, preferred shares and liabilities for preferred shares and other equity instruments and capital trust securities, after adjustment for new issues and retirement, amounted to $800.9 million for the twelve months ended October 31, 2021. The Bank’s reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $17,511 million for the twelve months ended October 31, 2021, which was 21.9 times the Bank’s aggregate dividend and interest requirement for this period.

On an adjusted basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes for the twelve months ended October 31, 2021, was $17,678 million, which was 22.1 times the Bank’s aggregate dividend and interest requirement for this period.

The Bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results (i.e. reported results excluding “items of note”) and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. See “Financial Results Overview” in the Bank’s 2021 MD&A (available at www.td.com/investor and www.sedar.com), which is incorporated by reference, for further explanation, reported basis results, a list of the items of note, and a reconciliation of adjusted to reported results.